Exhibit (g)(ii)

JOHN HANCOCK ASSET-BASED LENDING FUND

SUBADVISORY AGREEMENT

AGREEMENT made this 15th day of June, 2022, between John Hancock Investment Management LLC (formerly, John Hancock Advisers, LLC), a Delaware limited liability company (the “Adviser”), and Marathon Asset Management, LP, a Delaware limited partnership, (“Marathon” or the “Subadviser”). In consideration of the mutual covenants contained herein, the parties agree as follows:

1.	APPOINTMENT OF SUBADVISER

The Subadviser undertakes to act as the investment subadviser to and, subject to the supervision of the Trustees of John Hancock Asset-Based Lending Fund (the “Portfolio”) and the terms of this Agreement, to manage the investment and reinvestment of the assets of the Portfolio. The Subadviser will be an independent contractor and will have no authority to act for or represent the Portfolio or Adviser in any way or otherwise be deemed an agent unless expressly authorized in this Agreement or in another writing by the Portfolio and Adviser.

2.	SERVICES TO BE RENDERED BY THE SUBADVISER TO THE TRUST

a.	Subject always to the direction and control of the Trustees of the Portfolio, the Subadviser will manage the investments and determine the composition of the assets of the Portfolio in accordance with the Portfolio’s ‘s registration statement, as amended, or as subsequently amended in writing. In fulfilling its obligations to manage the investments and reinvestments of the assets of the Portfolio, the Subadviser will:

i.	obtain and evaluate pertinent economic, statistical, financial and other information affecting the economy generally and individual companies or industries the securities of which are included in the Portfolio or are under consideration for inclusion in the Portfolio;

ii.	formulate and implement a continuous investment program for the Portfolio consistent with the Portfolio’s registration statement, as amended, or as subsequently amended in writing;

iii.	take whatever steps are necessary to implement these investment programs by the negotiation, when applicable, and the purchase and sale of securities, instruments and other assets (including the placing of orders or the usage of special purpose vehicles for such purchases and sales), entering into derivative transactions to the extent authorized by a Portfolio’s registration statement and by managing all cash in the Portfolio (collectively, “Assets”);
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iv.	manage required collateral levels in connection with the investment and reinvestment of the assets of the Portfolio. The Subadviser will provide instructions to the custodian for the Portfolio (the “Custodian”) to post collateral and to call for collateral from counterparties, as necessary, and will arrange for the transmission to the Custodian on a daily basis such confirmation, trade tickets, and other identifying information (including, but not limited to, Cusip, Sedol, or other numbers that identify the Assets to be purchased or sold on behalf of the Portfolio) as may be reasonably necessary to enable the Custodian to perform its administrative and recordkeeping responsibilities with respect to the Portfolio. The Subadviser will provide reports with respect to its collateral management activities as requested by the Adviser;

v.	regularly report to the Trustees of the Portfolio with respect to the implementation of these investment programs; and

vi.	provide assistance with and make recommendations for the fair value of Assets held by the Portfolio for which market quotations are not readily available. Such assistance may include, but not be limited to, providing the following:

(a)	terms and conditions for all new private Assets to the Adviser or a designated third-party valuation firm, electronically, upon purchase of each Asset;

(b)	updated financial statements, remittance reports, projected cash flows, and other information/updates which would be necessary to calculate prices of the Fund’s private Assets;

(c)	estimates of fair market value of the Fund’s private Assets each month as of the prior month end;

(d)	a review of all Asset valuations breaking the Adviser’s pre-defined threshold between the Adviser’s or a designated third-party valuation firm’s estimates of fair market value (for the most recent month end) and the Subadviser’s estimates of fair market value (as of the previous month end). Such reviews will include assisting in the identification of which model inputs have caused such price deviations and helping to resolve the differences with the Adviser and any designated Adviser’s third-party valuation firm. Such assistance will be necessary such that the Adviser can complete the review of the valuations for the Assets held by the Portfolio prior to the end of the 10th business day of the month; and

(e)	a review of an Asset’s price, from time to time, as requested by the Adviser.

b.	Except as set forth in Section 2.g. below, the Subadviser, at its expense, will furnish (i) all necessary investment and management facilities, including salaries of personnel required for it to execute its duties faithfully, and (ii) administrative facilities, including bookkeeping, clerical personnel and equipment necessary for the management of the investments of the Portfolio (excluding determination of net asset value and fund accounting services).
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c.	The Subadviser will maintain all accounts, books and records with respect to the Portfolio as are required of an investment adviser of a registered investment company pursuant to the Investment Company Act of 1940, as amended (the “Investment Company Act”), and Investment Advisers Act of 1940, as amended (the “Investment Advisers Act”), and the rules thereunder.

d.	The Subadviser shall vote all proxies relating to the Portfolio’s Assets in accordance with the Portfolio’s proxy voting policies and procedures, which provide that the Subadviser shall vote all proxies relating to Assets held by the Portfolio and, subject to the Portfolio’s policies and procedures, shall use proxy voting policies and procedures adopted by the Subadviser in conformance with Rule 206(4)-6 under the Investment Advisers Act. The Subadviser shall review its proxy voting activities on a periodic basis with the Trustees.

e.	[Reserved]

f.	The Subadviser shall not take custody, as such term is defined under Section 206(4)-2 of the Investment Advisers Act, of, nor shall be the custodian for, the Portfolio or the Portfolio’s assets.

g.	Notwithstanding anything in this Agreement to the contrary, the Subadviser shall not be responsible for any expenses payable directly to third parties pursuant to separate contractual arrangements between (i) the Portfolio, its subsidiaries, the Adviser, or an affiliate of the Adviser and (ii) such third parties, in connection with the Subadviser’s performance of its duties as described in this Agreement. The Subadviser shall also not be responsible for any transactional expenses as determined in accordance with US GAAP, or any expenses described in Appendix B hereto. Except as set forth on Appendix B, the Subadviser shall be responsible for any of the Subadviser’s own expenses in connection with its performance of its duties, including with respect to the identification, development, negotiation, or structuring of prospective investments.

h.	For the avoidance of doubt, if Marathon ceases to be the Subadviser to the Portfolio, all costs associated with the transfer of securities and other assets, and all other expenses incurred by Marathon to unwind Marathon from its subadvisory role with respect to the Portfolio, shall be borne by the Portfolio.

3.	COMPENSATION OF SUBADVISER

For the services provided to the Portfolio, the Adviser will pay the Subadviser with respect to the Portfolio the compensation specified in Appendix A to this Agreement.

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4.	LIABILITY OF SUBADVISER

Neither the Subadviser nor any of its directors, officers or employees shall be liable to the Adviser or the Portfolio for any loss suffered by the Adviser or Portfolio resulting from its acts or omissions as Subadviser to the Portfolio, except for losses resulting from willful misfeasance, bad faith, or gross negligence in the performance of, or from the reckless disregard of, the duties of the Subadviser or any of its directors, officers or employees.

5.	CONFLICTS OF INTEREST

It is understood that trustees, officers, agents and shareholders of the Portfolio are or may be interested in the Subadviser as trustees, officers, partners or otherwise; that employees, agents and partners of the Subadviser are or may be interested in the Portfolio as trustees, officers, shareholders or otherwise; that the Subadviser may be interested in the Portfolio; and that the existence of any such dual interest shall not affect the validity hereof or of any transactions hereunder except as otherwise provided in the Agreement and Declaration of Trust of the Portfolio and the limited partnership agreement of the Subadviser, respectively, or by specific provision of applicable law.

6.	REGULATION

The Subadviser shall submit to all regulatory and administrative bodies having jurisdiction over the services provided pursuant to this Agreement any information, reports or other material which any such body by reason of this Agreement may request or require pursuant to applicable laws and regulations.

7.	DURATION AND TERMINATION OF AGREEMENT

This Agreement shall become effective on the date first indicated above (“Effective Date”), subject to the condition that the Portfolio’s Board, including a majority of those Trustees who are not interested persons (as such term is defined in the Investment Company Act) of the Adviser or the Subadviser, shall have approved this Agreement in the manner required by the Investment Company Act. Unless terminated as provided herein, this Agreement shall remain in full force and effect through and including the second anniversary of the date first indicated above, and shall continue in full force and effect indefinitely thereafter, but only so long as such continuance is specifically approved at least annually by (a) the Board, or by the vote of a majority of the outstanding voting securities (as defined in the Investment Company Act) of the Portfolio, and (b) the vote of a majority of those Trustees who are not interested persons (as such term is defined in the Investment Company Act) of any such party to this Agreement cast in person at a meeting called for the purpose of voting on such approval. This Agreement may be terminated at any time, without the payment of any penalty, by the Trustees of the Portfolio, or by the vote of a majority of the outstanding voting securities of the Portfolio, in each case, on sixty days’ written notice to the Adviser and the Subadviser, or by the Adviser or Subadviser on sixty days’ written notice to the Portfolio and the other party. This Agreement will automatically terminate, without the payment of any penalty, in the event of its assignment (as defined in the Investment Company Act) or in the event the Advisory Agreement between the Adviser and the Portfolio terminates for any reason.

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8.	PROVISION OF CERTAIN INFORMATION BY SUBADVISER

The Subadviser will promptly notify the Adviser in writing of the occurrence of any of the following events:

a.	the Subadviser fails to be registered as an investment adviser under the Investment Advisers Act or under the laws of any jurisdiction in which the Subadviser is required to be registered as an investment adviser in order to perform its obligations under this Agreement;

b.	the Subadviser is served or otherwise receives notice of any action, suit, proceeding, inquiry or investigation, at law or in equity, before or by any court, public board or body, involving the affairs of the Portfolio; and

c.	any change in actual control or senior management of the Subadviser or any change in the portfolio managers of the Portfolio.

9.         USE OF NAMES

The Subadviser agrees not to use the names, or any derivatives of the names “John Hancock,” “John Hancock Investment Management LLC” or the names of any such entities’ affiliates in any prospectus, sales literature or other material relating to the Portfolio without first obtaining the applicable entity’s express, written consent prior to the use of such name.

10.       AMENDMENTS TO THE AGREEMENT

This Agreement may be amended only by the parties hereto, and only if such amendment is specifically approved by the vote of a majority of the Trustees of the Portfolio and by the vote of a majority of the Trustees of the Portfolio who are not interested persons of any party to this Agreement cast in person at a meeting called for the purpose of voting on such approval. Any required shareholder approval shall be effective if a majority of the outstanding voting securities of the Portfolio vote to approve the amendment.

11.       ENTIRE AGREEMENT

This Agreement contains the entire understanding and agreement of the parties.

12.	HEADINGS

The headings in the sections of this Agreement are inserted for convenience of reference only and shall not constitute a part hereof.

13.	NOTICES

All notices required to be given pursuant to this Agreement shall be delivered or mailed to the last known business address of the Portfolio or applicable party in person or by registered mail or a private mail or delivery service providing the sender with notice of receipt. Notice shall be deemed given on the date delivered or mailed in accordance with this paragraph.

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14.	SEVERABILITY

Should any portion of this Agreement for any reason be held to be void in law or in equity, the Agreement shall be construed, insofar as is possible, as if such portion had never been contained herein.

15.	GOVERNING LAW

The provisions of this Agreement shall be construed and interpreted in accordance with the laws of The Commonwealth of Massachusetts, or any of the applicable provisions of the Investment Company Act. To the extent that the laws of The Commonwealth of Massachusetts, or any of the provisions in this Agreement, conflict with applicable provisions of the Investment Company Act, the latter shall control.

16.	LIMITATION OF LIABILITY

The Agreement and Declaration of Trust of the Portfolio, a copy of which, together with all amendments thereto (the “Declaration”), is on file in the office of the Secretary of The Commonwealth of Massachusetts, provides that the name “John Hancock Asset-Based Lending Fund” refers to the Trustees under the Declaration collectively as Trustees, but not as individuals or personally; and no Trustee, shareholder, officer, employee or agent of the Portfolio shall be held to any personal liability, nor shall resort be had to their private property, for the satisfaction of any obligation or claim, in connection with the affairs of the Portfolio thereof, but only the assets belonging to the Portfolio shall be liable.

17.	CONFIDENTIALITY

a.       All information of or pertaining to the Portfolio, the Adviser and any of its affiliates, whether stored on computer disk or as electronic media, to which the Subadviser is given access or otherwise obtains in the course of its provision of the services under this Agreement, including but not limited to the Portfolio’s holdings and shareholder information (which includes, without limitation, names, addresses, telephone numbers, account numbers, demographic, financial and transactional information), is referred to as “Confidential Information.”

b.       The Subadviser shall hold all Confidential Information in confidence and shall not disclose any Confidential Information to any person, unless otherwise permitted hereunder and Subadviser shall not use any such Confidential Information for purposes other than in connection with the services provided under this Agreement.

c.       The Subadviser agrees to treat the Portfolio’s holdings as Confidential Information in accordance with the Portfolio’s “Policies and Procedures Regarding Disclosure of Portfolio Holdings” as such policy may be amended from time to time, and to prohibit its employees from disclosing or trading while in possession of any such Confidential Information.

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d.       If the Subadviser becomes legally compelled (by deposition, interrogatory, request for documents, subpoena, civil investigative demand or similar process) to disclose any Confidential Information, Subadviser may disclose such Confidential Information to the extent legally required; provided, however, that Subadviser shall (i) first notify the Portfolio of such legal process, unless such notice is prohibited by statute, rule or court order, (ii) attempt to obtain the Portfolio’s consent to such disclosure, and (iii) in the event consent is not given, agree to permit a motion to quash, or other similar procedural step, to frustrate the production or publication of information. In making any disclosure under such legal process, the parties agree to use commercially reasonable efforts to preserve the confidential nature of such information. Nothing herein shall require Subadviser to fail to honor a validly issued subpoena, court or administrative order, or other legal requirement on a timely basis.

18.	CONSULTATION WITH SUBADVISERS TO THE PORTFOLIO

As required by Rule 17a- 10 under the Investment Company Act, the Subadviser is prohibited from consulting with the entities listed below to the Portfolio concerning transactions for the Portfolio in Assets:

1.	other subadvisers to the Portfolio; and
2.	other subadvisers to a portfolio under common control with the Portfolio.

19.	COMPLIANCE

In managing the investments of and determining the composition of the assets of the Portfolio and in performing its other services and obligations hereunder, the Subadviser shall: (i) comply with the investment objectives, policies and restrictions of the Portfolio as set forth in the registration statement of the Portfolio, as from time to time amended or supplemented; (ii) comply with all policies, guidelines, instructions and procedures approved by the Board or the Adviser with respect to the Portfolio and furnished to the Subadviser, including the requirements of any exemptive orders applicable to the Portfolio; (iii) comply with all applicable requirements of the Investment Advisers Act, the Investment Company Act and the rules and regulations under each thereof, as the same may be amended from time to time, including all applicable requirements related to exemptions granted under Section 6(c) of the Investment Company Act; (iv) work collaboratively with the Adviser to cause the Portfolio to comply with the requirements of Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”), for qualification as a regulated investment company (for so long as the Portfolio seek to qualify as a regulated investment company under the Code); and (iv) monitor and comply with any applicable local, federal, and/or foreign legal or regulatory requirements relating to specific investment transactions (including lending and leasing activity) for the Portfolio, including any structuring activity relating to such transactions; (v) comply with all other applicable law, rules and regulations, including all applicable laws, regulations and fiduciary duties relating to insider trading or insider dealing while in possession of material non-public or inside information. In addition, the Subadviser shall maintain compliance procedures for the Portfolio that the Subadviser reasonably believes are adequate to ensure its and the Portfolio’s compliance with the foregoing.

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Upon execution of this Agreement, the Subadviser shall provide the Adviser with the Subadviser’s written policies and procedures (“Compliance Policies”) as required by Rule 206(4)-7 under the Investment Advisers Act. Throughout the term of this Agreement, the Subadviser shall promptly submit to the Adviser: (i) any material changes to the Compliance Policies, (ii) notification of the commencement of a regulatory examination of the Subadviser by any relevant regulatory authority and documentation describing the results of any such examination and of any periodic testing of the Compliance Policies, (iii) documentation of any formal review of the Subadviser’s Compliance Policies and (iv) notification of any material compliance matter that relates to the services provided by the Subadviser to the Portfolio including, but not limited to, (a) any material violation of the Compliance Policies or of the Subadviser’s code of ethics and/or related code and (b) any trade error. The Subadviser agrees that any trade error caused by the Subadviser that results in any loss to the Portfolio, as determined by the Adviser in consultation with the Subadviser, will be reimbursed to the Portfolio by the Subadviser. Throughout the term of this Agreement, the Subadviser shall provide the Adviser with such certifications as may be agreed to from time to time between the Adviser and Subadviser, information and access to personnel and resources (including those resources that will permit testing of the Compliance Policies by the Adviser) that the Adviser may reasonably request to enable the Portfolio to comply with Rule 38a-1 under the Investment Company Act. The Subadviser also agrees to provide such other information relating to the Subadviser’s compliance program and the Subadviser’s compliance with the requirements of any exemptive orders applicable to the Portfolio, in each case as may be reasonably requested by the Portfolio, the Portfolio’s Chief Compliance Officer, or his or her authorized representative.

20.	REPRESENTATIONS AND WARRANTIES

a.	The Subadviser represents, warrants and agrees on a continuing basis the following:
1.	it is duly registered as an investment adviser under the Investment Advisers Act;
2.	it has the authority to enter into this Agreement;
3.	it is duly authorized and empowered to perform its duties and obligations hereunder and that the terms of this Agreement do not constitute a breach of any obligations by which the Subadviser is bound whether arising by contract, operation of law or otherwise.
b.	The Adviser represents, warrants and agrees on a continuing basis the following:
1.	it is duly registered as an investment adviser under the Investment Advisers Act;
2.	it has the authority to enter into this Agreement;
3.	it is duly authorized and empowered to perform its duties and obligations hereunder and that the terms of this Agreement do not constitute a breach of any obligations by which the adviser is bound whether arising by contract, operation of law or otherwise.
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(THE REMAINDER OF THIS SPACE HAS BEEN INTENTIONALLY LEFT BLANK)

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized officers as of the date first mentioned above.

JOHN HANCOCK INVESTMENT MANAGEMENT LLC
By:	/s/ Jay Aronowitz
Name:	Jay Aronowitz
Title:	Chief Investment Officer

MARATHON ASSET MANAGEMENT, LP
By:	/s/ Jamie Raboy
Name:	Jamie Raboy
Title:	Partner, CCO but signing as an Authorized Signatory
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APPENDIX A

The Subadviser shall serve as investment subadviser for the Portfolio. The Adviser will pay the Subadviser, as full compensation for all services provided under this Agreement with respect to the Portfolio a Subadviser Fee and an Incentive Fee as set forth below. Notwithstanding any waiver or reduction of the Management Fee paid by the Fund to the Adviser, such waiver or reduction shall not reduce the Subadviser Fee or the Incentive Fee paid by the Adviser to the Subadviser, as set forth below, unless agreed to in writing by the Subadviser.

Subadviser Fee

For the services rendered and the expenses assumed by the Subadviser, the Adviser shall pay to the Subadviser at the end of each calendar month a fee (the “Subadviser Fee”) at the annual rate of 0.625% of the average monthly value of the Portfolio’s Managed Assets. “Managed Assets” means the total assets of the Portfolio (including any assets attributable to any preferred shares that may be issued or to indebtedness), minus the Portfolio’s liabilities incurred in the normal course of operations other than liabilities relating to indebtedness.

The fee for the period from the Effective Date of the Agreement to the end of the month during which the Effective Date occurs will be prorated according to the proportion that such period bears to the full monthly period. Upon any termination of this Agreement before the end of a month, the fee for such part of that month will be prorated according to the proportion that such period bears to the full monthly period and will be payable upon the date of termination of this Agreement.

For the purpose of determining fees payable, the value of the Portfolio’s assets will be computed at the times and in the manner specified in the Portfolio’s registration statement.

Incentive Fee

The Adviser will also pay the Subadviser an Incentive Fee (the “Incentive Fee”) as set forth below. In the case of a liquidation of the Portfolio or if this Agreement is terminated, the Incentive Fee will also become payable as of the effective date of liquidation or termination.

The Incentive Fee is earned on Pre-Incentive Fee Net Investment Income, as defined below, attributable to any class of the Portfolio’s common shares established from time to time (“Class”), and shall be calculated and accrued on a monthly basis while being determined and payable in arrears as of the end of each fiscal quarter beginning on and

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after the commencement of the first fiscal quarter following the one-year anniversary of the Effective Date. With respect to each Class, the Incentive Fee for each fiscal quarter will be calculated as follows:

(i)       No Incentive Fee will be payable in any fiscal quarter in which the Pre-Incentive Fee Net Investment Income attributable to the Class does not exceed a quarterly return of 1.25% per quarter based on the Class’s average beginning monthly net assets for the applicable quarterly payment period (calculated in accordance with US GAAP and gross of any accrued (but unpaid) performance fee if applicable during the payment period) (the “Quarterly Return”), or 5.00% annualized.

(ii)        All Pre-Incentive Fee Net Investment Income attributable to the Class (if any) that exceeds the Quarterly Return, but is less than or equal to 1.4286% of the average beginning monthly net assets of that Class (calculated in accordance with US GAAP and gross of any accrued (but unpaid) performance fee if applicable during the payment period) for the fiscal quarter (5.714% annualized), will be payable to the Adviser.

(iii)       For any fiscal quarter in which Pre-Incentive Fee Net Investment Income attributable to the Class exceeds 1.4286% of the Class’s average beginning monthly net assets (calculated in accordance with US GAAP and gross of any accrued (but unpaid) performance fee if applicable during the payment period), the Incentive Fee with respect to that Class shall equal 12.5% of Pre-Incentive Fee Net Investment Income attributable to the Class.

(iv) “Pre-Incentive Fee Net Investment Income,” with respect to each Class, is defined as the Class’s share of net investment income (allocated based on the net asset value of the Class relative to the Portfolio as a whole), which will include investment income earned by the Portfolio (i.e., interest income, dividend income, etc.) reduced by (1) Portfolio-related investment expenses (i.e., interest and dividend expense, expenses related to the execution of the investment strategy) and (2) after subtracting any reimbursement made by the Adviser to the Portfolio pursuant to any expense waiver or cap arrangement agreed to between the Adviser and the Portfolio, any other Portfolio expenses determined in accordance with US GAAP prior to the application of the Incentive Fee, except that such “other Portfolio expenses” shall not include, without limitation, any payments under a Rule 12b-1 plan.

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APPENDIX B

The Subadviser may incur certain Expenses (as defined below) for which the Subadviser will not be responsible; the Portfolio will pay its allocable share of the Expenses, either directly or indirectly, in the manner provided below.

“Expenses” shall mean:

(i)	certain post investment decision, pre-acquisition due diligence expenses (“Pre-Acquisition Expenses”) as part of the cost of acquisition of certain investment opportunities for the Portfolio. (The following are examples (but not an exclusive list) of Pre-Acquisition Expenses: (a) legal fees (x) to prepare closing documents such as purchase and sale agreements for Asset-Based Lending Investments (as defined in the Portfolio’s registration statement) and (y) related to regulatory due diligence or approvals involving issues such as tax, antitrust and industry specific ownership constraints such as those applicable to issuers in certain industries from time to time and (b) other professional fees such as investment banking and financial consulting fees. Pre-Acquisition Expenses would not include, however, research expenses relating to purchasing an Asset-Based Lending Investment or other investment for the Portfolio or any expenses not deemed to be transaction-specific as determined by the Subdviser in consultation with the Adviser; and

(ii)	certain post investment expenditures to protect or enhance an investment or to pursue other claims or legal action on behalf of the Portfolio to the extent that such Expenses referred to in this clause (ii) could be properly treated as capitalized transaction costs or, as realized losses or operating expenses of the Portfolio, as applicable, in accordance with US GAAP. Expenses may include, for example, litigation expenses, shareholder activism expenses, bank lender syndicate expenses, private transaction expenses, and bank debt expenses.

 The Portfolio shall be obligated to pay only its proportionate share of the Expenses with respect to the particular investment.

The Subadviser agrees that all requests for payments will be submitted to the Portfolio on a monthly basis and will be accompanied by a summary of Expenses allocated to the Portfolio. The Subadviser will ensure the Expenses requested for payments meet the following conditions:

(i)	the Expense for which reimbursement is requested represent Expenses incurred by the Subadviser for services rendered by one or more entities that are unaffiliated with the Subadviser;

(ii)	the request for payment does not exceed the actual Expenses attributable to the Portfolio based on its proportionate holdings of the relevant securities relative to all of such securities held by accounts advised by the Subadviser; and
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(iii)	in the opinion of the Subadviser, the Expenses incurred were reasonable in relation to the services rendered.

The Subadviser agrees to furnish to the Portfolio, in a timely fashion, copies of any additional supporting material or information that is reasonably requested by the Portfolio, which will be used for any audit or regulatory purposes.

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